SCHEDULE 13G

Amendment No. 4
Alpharma Incorporated
Class A Common Stock
Cusip #020813101


Cusip #020813101
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	228
Item 6:	0
Item 7:	3,656,310
Item 8:	0
Item 9:	3,656,310
Item 11:	9.209%
Item 12:	    HC


Cusip #020813101
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	3,656,310
Item 8:	0
Item 9:	3,656,310
Item 11:	9.209%
Item 12:	IN


Cusip #020813101
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	3,656,310
Item 8:	0
Item 9:	3,656,310
Item 11:	9.209%
Item 12:	    IN



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Alpharma Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		One Executive Drive, P.O. Box 1399
		Fort Lee, NJ  07024

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		020813101

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	3,656,310

	(b)	Percent of Class:	9.209%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	228

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	3,656,310

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of Alpharma Incorporated.
The interest of one person, Fidelity Low Priced Stock Fund, an investment company registered under the Investment
Company Act of 1940, in the Class A Common Stock of
Alpharma Incorporated, amounted to 2,466,200 shares or 6.212% of the total outstanding Class A Common Stock at August 31, 2002.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of
the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G in connection with FMR Corp.'s beneficial ownership of the Class A Common Stock of Alpharma Incorporated at
August 31, 2002 is true, complete and correct.

September 10, 2002
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,656,082 shares or 9.208% of the Class A Common Stock outstanding of Alpharma Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Class A Common Stock of Alpharma Incorporated owned by the investment companies at August
31, 2002 included 61,727 shares of Class A Common Stock resulting from the assumed conversion of $1,765,000 principal amount of ALPHARMA INC CNV 5.75%040105 (34.973 shares of Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A
Common Stock of Alpharma Incorporated owned by the investment companies at August 31, 2002 included 254,655 shares of Class A Common Stock resulting from the assumed conversion of $8,177,000 principal amount of ALPHARMA
INC CV 3% 6/01/06 (31.1429 shares of Class A Common
Stock for each $1,000 principal amount of debenture).

	The ownership of one investment company, Fidelity
Low Priced Stock Fund, amounted to 2,466,200 shares or
6.212% of the Class A Common Stock outstanding. Fidelity
Low Priced Stock Fund has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 3,656,082 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Geode Capital Management, LLC, 53 State Street, Boston, Massachusetts 02109, a Delaware limited liability company ("Geode LLC"), is the beneficial owner of 228 shares or 0.000% of the outstanding common stock of the Company. Geode LLC is wholly-owned by Fidelity Investors
III Limited Partnership ("FILP III"), a Delaware limited partnership. Geode LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Fidelity Investors Management, LLC ("FIML"), a Delaware limited liability company, is the general partner and investment manager of FILP III, and is an investment manager registered under Section 203 of the Investment Advisers Act of 1940. The managers of Geode LLC, the members of FIML and the limited partners of FILP III are certain shareholders and employees of FMR Corp.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and
Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of
FMR Corp. and Abigail P. Johnson is a Director of FMR
Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on September 10, 2002, agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership of the Class A Common Stock of Alpharma Incorporated at
August 31, 2002.

	FMR Corp.

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

	Edward C. Johnson 3d

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

	Abigail P. Johnson

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

	Fidelity Management & Research Company

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Fidelity Low Priced Stock Fund

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Secretary